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Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF COMBINED EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	2001	2002	2003	2004	March 31, 2005
Income (loss) before income taxes	$110.1	$83.2	$246.2	$233.3	$56.8
Fixed charges	$12.4	$11.6	$6.9	$11.8	$3.5

Income as adjusted	$122.5	$94.8	$253.1	$245.1	$60.3
Fixed charges:
Interest expensed	11.5	10.6	5.7	10.7	3.3
Portion of rents representative of the interest factor	0.9	1.0	1.2	1.1	0.2

Total fixed charges	12.4	11.6	6.9	11.8	3.5

Ratio of combined earnings to fixed charges	9.90	8.18	36.49	20.85	17.01

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ASSURED GUARANTY LTD. COMPUTATION OF RATIO OF COMBINED EARNINGS TO FIXED CHARGES (in millions of U.S. dollars except for ratio amounts)